VictoryBase Corporation

PO Box 617

Roanoke, Texas 76262

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January 31, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:     Patrick Costello,

Division of Corporation Finance

Brigitte Lippmann,

Division of Corporation Finance

Peter McPhun, Accountant

Division of Corporation Finance

Jennifer Monick, Accountant

Division of Corporation Finance

Re:      VictoryBase Corporation

Offering Statement on Form 1-A

Filed December 29, 2021

File No. 024-11748

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 27, 2022, relating to Amendment No. 1 to Offering Statement on Form 1-A of VictoryBase Corporation. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

We are filing herewith Amendment No. 2 to our Offering Statement on Form 1-A.

Securities and Exchange Commission

January 31, 2022

Offering Statement on Form 1-A filed December 29, 2021

Potential Future Discount Program, page 21

1.	1. You state that "[t]he discount will not change based upon the value of your Shares." Please add risk factor disclosure discussing the risk that the cost of your securities under a subscription may exceed that value of any discount you offer.

Response

We have updated our offering statement to add an additional risk factor to note that the cost of securities purchased may exceed that value of any discount that we offer.

2.	You state that "We plan to experiment with adjustments to the amount of this discount in an effort to optimize our cost savings as it relates to the amount of the discount offered." Please disclose how your experimentation with the discount program will affect existing discount agreements.

Response

We have updated our offering statement to note that changes to discounts offered will impact only Base Payments under Base Agreements entered into after the date of any such change, but any such change will have no effect on any then outstanding Base Agreements.

Description of the Business, page 23

3.	We note your response to comment 3. Please provide us an estimate of the total value of your discount program for the duration of the offering and how you determined that value.

Response

We have updated our offering statement to include an estimate of the total value of our discount program based upon certain assumptions.

General

4.	In your response to comment 4, you state that "We are not planning to offer compensation to any person for their participation in this offering at this time." Please clarify this statement and tell us whether it relates to your proposed discount program.

Response

The language quoted in the comment above is unrelated to our proposed discount program. That langauge was a response to the Staff's request that FINRA advise the Staff of that it has no objections to the compensation arrangements prior to qualification.

Securities and Exchange Commission

January 31, 2022

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance. We intend to submit an acceleration request once the Commission indicates that it has no further comments on the Offering Statement.

Very truly yours,

/s/ THOMAS PAQUIN

Thomas Paquin

Chief Executive Officer